UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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10027304

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52994

SEC Mail Processing Section FEB 24 2010 Washington, DC 110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

Liberty Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3923 Grand Avenue

(No. and Street)

Oakland	**CA**	**94610**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Smith **(510) 658-1880**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite #620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ed Smith**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Liberty Group, LLC**, as of **December 31, 2009**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Ed Smith
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Subscribed and sworn to before me
this 23rd day of February 2010

Notary Public

STEFANIE WEST
Commission # 1741601
Notary Public - California
Contra Costa County
My Comm. Expires Apr 24, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harb Levy & Weiland LLP
ACCOUNTANTS CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Liberty Group, LLC

We have audited the accompanying statement of financial condition of Liberty Group, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
February 22, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com • www.hlwcpa.com

Liberty Group, LLC
Statement of Financial Condition
Year Ended December 31, 2009

Assets

Cash, including money market account of $29,000	$	186,960
Deposits at clearing broker		75,794
Commissions receivable		107,301
Investment advisory fees receivable		371,466
Furniture and office equipment, net		21,561
Total Assets	$	763,082

Liabilities and Members' Equity

Commissions payable and accrued expenses	$	435,911
Note payable		72,304
Total Liabilities		508,215
Members' equity		254,867
Total Liabilities and Members' Equity	$	763,082

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statement of Operations
Year Ended December 31, 2009

Revenues:	
Commissions	$ 2,207,273
Investment advisory fees	1,356,068
Other income	305
Total Revenues	3,563,646
Expenses:	
Commissions	2,306,591
Employee compensation and benefits	613,442
General and administrative	156,843
Professional fees	115,479
Marketing	54,593
Insurance	25,120
Interest	5,442
Total Expenses	3,277,510
Net Income	$ 286,136

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statements of Changes in Members' Equity
Year Ended December 31, 2009

Members' equity, beginning of year	$	259,935
Distributions from members' equity		(291,204)
Net income		286,136
Members' equity, end of year	$	254,867

See Accoumpanying Notes to Financial Statements

Liberty Group, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	286,136
Adjustments to reconcile net income to net cash provided by operating actives:		
Depreciation		4,915
Increase in deposits at clearing broker		(122)
Increase in commissions receivable		(27,077)
Increase in investment advisory fees receivable		(75,627)
Increase in commissions payable and accrued expenses		91,195
Net cash provided by operating activities		279,420
Cash used in investing activities:		
Purchase of furniture and office equipment		(1,957)
Net cash used in investing activities		(1,957)
Cash flow from financing activities:		
Distributions to members		(291,204)
Principal payments on note payable		(27,696)
Net cash used in financing activities		(318,900)
Net decrease in cash		(41,437)
Cash, beginning of year		228,397
Cash, end of year	$	186,960
Supplemental information:		
Interest paid	$	5,442

See Accompanying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

Liberty Group, LLC (the "Company") is a California corporation formed on March 11, 1999. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority (FINRA).

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's capital account.

The Company operates under a clearing broker agreement with National Financial Services, LLC ("NFS"), whereby the Company will introduce certain brokerage accounts to NFS and NFS will provide clearing services to such accounts on a fully disclosed basis.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains cash in a money market account with its clearing broker which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture and Office Equipment, Net

Furniture and office equipment is recorded at cost, net of accumulated depreciation of $17,063. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis. Investment advisory fees are recorded in accordance with the advisory agreements, at the end of each quarter.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a passthrough entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. LLC fees levied at the state level are immaterial and are not separately stated in the statement of operations. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2005.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Contingencies

In the ordinary course of business, the Company is a party to a customer complaint. The customer has commenced FINRA arbitration against the Company in this matter. The Company has obtained legal counsel and believes that the complaint is without merit. Outside counsel has advised the Company that at this stage of the proceedings, they cannot offer an opinion as to the outcome of the lawsuit.

3. Related Party Transactions

The Company performs advisory services for Wildwood Aggressive Growth Fund, LP ("WAG"). Wildwood Asset Management, LLC ("WAM") is the general partner of WAG. Throughout the year, the Company received $5,054 in investment advisory fees from WAM and paid $23,141 in expenses on behalf of WAM.

The Company is also affiliated with Lifetime Insurance Marketing, Inc ("Lifetime"). During the year, Lifetime made payments on invoices totaling $30,702 on behalf of the Company. Lifetime does not seek reimbursement for these expenses.

The Company operates its headquarters from office premises owned by the managing member. No rent is charged by the managing member for use of the premises.

4. Deposits at Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $30,000 is required to be held with the clearing broker. As of December 31, 2009, the Company had $75,794 on deposit with the clearing broker.

5. Note Payable

The Company had a $500,000 revolving business line of credit with Wells Fargo Bank that expired on February 28, 2009. Upon expiration, the line of credit was converted to a note payable bearing interest at a variable rate of the Wall Street Journal's Prime Rate Index, less 0.25%. The note matures on July 21, 2012. At December 31, 2009, the Company had paid $5,442 in related interest.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $217,797 which was $183,916 in excess of its required net capital of $33,881. The Company's aggregate indebtedness to net capital ratio was 2.333 to 1.

7. Subsequent Event

Management evaluated subsequent events through February 22, 2010, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2010 to February 22, 2010, the Company distributed approximately $124,260 to the managing member.

SUPPLEMENTARY INFORMATION

SCHEDULE I
Page 1 of 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Liberty Group, LLC as of December 31, 2009

1. Total ownership equity from Statement of Financial Condition			$ 254,867	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			$ 254,867	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 254,867	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	34,924	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(34,924)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 219,943	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$	3734		
D. Undue Concentration	$	3650		
E. Other (List) Money Market	$ 2,146	3736	(2,146)	3740
10. Net Capital			$ 217,797	3750

OMIT PENNIES

6A: Non-allowable assets

Commissions receivable - over 30 days	$	13,363
Furniture and office equipment, net		21,561
	$	34,924

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Liberty Group, LLC as of December 31, 2009

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 33,881	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	33,881	3760
14. Excess net capital (line 10 less 13)	183,916	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	166,978	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 508,215	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 508,215	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			233.34%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Liberty Group, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2009

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

Liberty Group, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2009

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

Liberty Group, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2009

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 217,797	$ 508,215	233%
Computation per Schedule I	217,797	508,215	233%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

To the Members of
Liberty Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Group, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
February 22, 2010

Harb Levy & Weiland ACCOUNTANTS CONSULTANTS LLP

To the Members of
Liberty Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Liberty Group, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in the general ledger and cash register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared adjustment related to interest and dividend expense reported in Form SIPC-7T with supporting working paper noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences;

5. There are no overpayments applied to current assessment with the form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
February 22, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052994 FINRA DEC
LIBERTY GROUP LLC 17*18
3923 GRAND AVE
OAKLAND CA 94610-1005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 7,032
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 8/10/2009 Date Paid	(1,196.28)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	5,835.72
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5,835.72
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,835.72
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIBERTY GROUP, LLC
(Name of Corporation, Partnership or other organization)

Ed Smith
(Authorized Signature)

Dated the 19TH day of FEBRUARY, 20 10.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,812,816
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 45	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	45
Total deductions	45
2d. SIPC Net Operating Revenues	$ 2,812,771
2e. General Assessment @ .0025	$ 7,032 (to page 1 but not less than $150 minimum)